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10026368

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[ANN]UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16198

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun Life Financial Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Trevor V. Graham 617-273-2029
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116-5022 (Zip Code)

RECD S.E.C.
MAR 1 2010
503

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor V. Graham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Life Financial Distributors, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA HELEN HARGRAVES
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMM. EXPIRES OCT. 29 2010

Trevor Graham
Signature

AVP and Divisional Controller
Title

Barbara Helen Hargraves
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Sun Life Financial Distributors, Inc.
One Sun Life Executive Park
Wellesley Hills, MA 02481-5699

We have audited the accompanying statement of financial condition of Sun Life Financial Distributors, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc.) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Sun Life Financial Distributors, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 3 to the financial statements, the majority of revenue earned and expenses incurred by the Company is the result of transactions with related parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h), and (i) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2010

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2009

ASSETS		
Cash and cash equivalents	$	21,798,866
Receivable from affiliates		892,571
State taxes receivable - Affiliate		1,685,826
Deferred federal tax asset - Affiliate		796,069
Deferred state tax asset - Affiliate		120,894
Accounts receivable		9,000
Prepaid expenses		622,255
Note receivable, net		472,677
Intangible assets		428,994
Office furniture and equipment at cost, less accumulated depreciation of $2,391,912		1,831,096
TOTAL ASSETS	$	28,658,248
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accrued expenses	$	13,087,239
Payable to affiliates		15,102
Federal taxes payable - Affiliate		119,512
Bank overdraft		37,722
Miscellaneous liabilities		453
Total liabilities		13,260,028
STOCKHOLDER'S EQUITY:		
Common stock, $100 par value- authorized, 5,000 shares; issued and outstanding, 4,000 shares		400,000
Additional paid-in capital		210,493,862
Accumulated deficit		(195,495,642)
Total stockholder's equity		15,398,220
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	28,658,248

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

INCOME:		
Distribution fee income	$	45,360,041
Investment income		104,036
Total income		45,464,077
EXPENSES:		
Salary and related employee expenses		63,211,171
Commissions		6,561,678
Travel expenses		4,968,780
Conferences		4,330,161
Service fees		5,299,561
Marketing expenses		793,926
Training expenses		1,114,003
Rent		1,706,689
Telephone		606,157
Depreciation		293,053
Other operating expenses		2,018,489
Total expenses		90,903,668
LOSS BEFORE INCOME TAX BENEFIT		(45,439,591)
INCOME TAX BENEFIT		17,583,817
NET LOSS	$	(27,855,774)

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE - January 1, 2009	4,000	$ 400,000	$ 180,493,862	$ (167,639,868)	$ 13,253,994
Capital contribution from Parent	-	-	30,000,000	-	30,000,000
Net loss	-	-	-	(27,855,774)	(27,855,774)
BALANCE - December 31, 2009	4,000	$ 400,000	$ 210,493,862	$ (195,495,642)	$ 15,398,220

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(27,855,774)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		293,053
Allowance on note receivable		257,736
Changes in assets and liabilities:		
Receivable from affiliates		(863,360)
State taxes receivable - Affiliate		1,301,482
Deferred federal tax asset - Affiliate		(739,800)
Deferred state tax asset - Affiliate		(100,702)
Accounts receivable		(9,000)
Prepaid expenses		(92,077)
Other assets		475
Accrued expenses		5,561,494
Payable to affiliates		(951,640)
Federal taxes payable - Affiliate		50,753
Miscellaneous liabilities		253
Net cash used in operating activities		(23,147,107)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Development of internal-use software		(428,994)
Note receivable		(730,413)
Purchase of equipment		(499,447)
Net cash used in investing activities		(1,658,854)
CASH FLOW FROM FINANCING ACTIVITIES:		
Capital contribution from Parent		30,000,000
Bank overdraft		(295,067)
Net cash provided by financing activities		29,704,933
NET INCREASE IN CASH AND CASH EQUIVALENTS		4,898,972
CASH AND CASH EQUIVALENTS - Beginning of year		16,899,894
CASH AND CASH EQUIVALENTS - End of year	$	21,798,866
SUPPLEMENTAL INFORMATION:		
Federal income taxes refunded - Affiliate	$	13,355,809
State income taxes refunded - Affiliate	$	4,628,761

The accompanying notes are an integral part of these financial statements.

1. BUSINESS AND ORGANIZATION

Sun Life Financial Distributors, Inc. (the "**Company**") is a Financial Industry Regulatory Authority ("**FINRA**") registered broker-dealer. The Company is a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc. (the "**Parent**"). The Parent contributes additional capital, as necessary for the Company to maintain all net capital requirements. The Company operates as a wholesaler of fixed, equity indexed, and variable insurance products. The Company distributes the annuities and insurance products issued by Sun Life Assurance Company of Canada (U.S.) ("**Sun Life (U.S.)**") and Sun Life Insurance and Annuity Company of New York ("**Sun Life (NY)**"), both affiliated companies. The Company does not carry securities accounts for customers or perform securities custodial functions.

During 2009, the Company received capital contributions from the Parent of $30,000,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("**GAAP**").

Use of Estimates— The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents— Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities of three months or less when purchased. At December 31, 2009, cash equivalents consisted of an investment in an unaffiliated money market fund.

Note Receivable— The note receivable consists of amounts due from an employee related to employee relocation expenses and is stated net of amounts deemed unrecoverable.

Intangible Asset— The Company's intangible asset consists of internally developed software which is being capitalized. Upon completion of the software, the Company will commence amortization in 2012 which will be straight-line over the useful life of the asset of 7 years.

Office Furniture and Equipment— Office furniture and equipment are carried at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally from three to ten years.

Income and Expenses — Annuity and insurance products are typically sold through appropriately licensed broker/dealer firms, financial institutions and insurance producers (collectively, "**Retail Brokerage Firms**"). The Company has entered into Wholesaling Agreements with Sun Life (U.S.) and Sun Life (NY) whereby it provides distribution services to the Retail Brokerage Firms in return for a distribution fee based on the type of product sold and the principal amount of each transaction.

Investment income relates to dividends earned on the Company's investment in a money market fund. Dividend income is recorded on the ex-dividend date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New and Adopted Accounting Pronouncements— In June 2009, the Financial Accounting Standards Board ("**FASB**") issued Accounting Standards Codification ("**ASC**") Topic 105, "Generally Accepted Accounting Principles." This guidance establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. FASB ASC Topic 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted FASB ASC Topic 105 on December 31, 2009.

The Company has adopted certain provisions of FASB ASC Topic 855, "Subsequent Events," which were originally issued in May 2009. This topic requires evaluation of subsequent events through the date that the financial statements are issued or are available to be issued. FASB ASC Topic 855 sets forth the period under which the reporting entity should evaluate the subsequent events to be recognized or disclosed, the circumstances under which the reporting entity should recognize the events or transactions that occur after the balance sheet date, and the disclosures that the reporting entity should make about the subsequent events. This guidance is effective for interim reporting periods ending after June 15, 2009. Events that have occurred subsequent to December 31, 2009 have been evaluated by the Company's management in accordance with FASB ASC Topic 855 through February 25, 2010. See Note 9 for Subsequent Events.

The Company has adopted certain provisions of FASB ASC Topic 820, "Fair Value Measurements," which were originally issued in April 2009. This issuance provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased in relation to normal market activity for the asset or liability, as well as guidance on identifying circumstances that indicate a transaction is not orderly. FASB ASC Topic 820 also requires annual and interim disclosure of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any during the period, and definitions of each major category for equity and debt securities, as described in FASB ASC Topic 320, "Investments- Debt and Equity Securities." The Company adopted the above-noted aspects of FASB ASC Topic 820 on April 1, 2009; such adoption did not have an impact on the Company's financial statements.

Accounting Pronouncements Not Yet Adopted— In August 2009, the FASB issued Accounting Standards Update ("**ASU**") No. 2009-05, "Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value." This update will amend FASB ASC Topic 820 and provides clarification regarding the valuation techniques required to be used to measure the fair value of liabilities where quoted prices in active markets for identical liabilities are not available. In addition, this update clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The guidance provided in ASU No. 2009-05 is effective for the first reporting period, including interim periods, beginning after issuance. The Company adopted this guidance on January 1, 2010. The adoption of this guidance did not have an impact on the Company's financial statements.

3. RELATED-PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

The Company's distribution fee income as shown on the statement of operations is earned 100% from affiliates.

The Company has an administrative services agreement with its Parent under which the Company has agreed to pay a fixed annual fee for certain services provided. Included in other operating expenses, for the year ended December 31, 2009, is $64,973 relating to the administrative service agreement.

4. FAIR VALUE MEASUREMENTS

The following section applies the FASB ASC Topic 820 fair value hierarchy and disclosure requirements to the Company's financial instruments that are carried at fair value. FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FASB ASC Topic 820 does not change existing guidance as to whether or not an instrument is carried at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

A fair value hierarchy is established which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels (i.e., Level 1, 2 and 3). Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 3 inputs are unobservable inputs reflecting the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into the three level hierarchy described above. If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

4. FAIR VALUE MEASUREMENTS (CONTINUED)

Fair Value Hierarchy

The following table presents the Company's categories for its assets measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$21,798,866	-	-	$21,798,866
Total assets measured at fair value on a recurring basis	$21,798,866	-	-	$21,798,866

	Level 1	Level 2	Level 3	Total
Liabilities				
Bank overdraft	$37,722	-	-	$37,722
Total liabilities measured at fair value on a recurring basis	$37,722	-	-	$37,722

Cash, cash equivalents and bank overdrafts are included in Level 1, due to the short-term nature and liquidity of the balances.

5. RETIREMENT PLANS

Effective as of the close of business on December 31, 2009, Sun Life Financial (U.S.) Services Company, Inc. ("**Sun Life Services**"), an affiliate of the Company and Sun Life (U.S), replaced Sun Life (U.S) as the sponsor of the Savings and Investment Plan and Other Post-Retirement Benefit Plans described below. The transfer did not change the benefits of the retirement plans or the Company's obligations there under.

Savings and Investment Plan

The Company participates in a Savings and Investment Plan, sponsored by Sun Life Services consisting of a savings account that qualifies under Section 401(k) of the Internal Revenue Code (the "**401(k) Account**") in which substantially all employees of at least age 21 are eligible to participate at their date of hire. Under the 401(k) Account of the Savings and Investment Plan, the Company matches, up to specified amounts, the employees' 401(k) contributions.

Effective January 1, 2006, the Savings and Investment Plan also includes a retirement investment account that qualifies under Section 401(a) of the Internal Revenue Code (the "**RIA**"). The Company contributes a percentage of each participant's eligible compensation determined under the following chart based on the sum of the participant's age and service on January 1 of the applicable plan year.

5. RETIREMENT PLANS (CONTINUED)

Age Plus Service	Company Contribution
Less than 40	3.0%
At least 40 but less than 55	5.0%
At least 55	7.0%

For RIA participants who were at least age 40 on January 1, 2006 and whose age plus service on January 1, 2006 equals or exceeds 45, the Company also contributes to the RIA from January 1, 2006 through December 31, 2015, a percentage of the participant's eligible compensation determined under the following chart based on the participant's age and service on January 1, of the applicable plan year.

	Service	
Age	Less than 5 years	5 or more years
At least 40 but less than 43	3.0%	5.0%
At least 43 but less than 45	3.5%	5.5%
At least 45	4.5%	6.5%

The Company's portion of the Savings and Investment Plan expense was $1,945,567 for the year ended December 31, 2009.

Other Post-Retirement Benefit Plans

The Company participates in a plan sponsored by Sun Life Services that provides certain health, dental and life insurance benefits ("**post-retirement benefits**") for retired employees and dependents. Substantially all employees may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition. Life insurance benefits are generally set at a fixed amount. The Company is allocated a portion of these post-retirement benefit plan expenses. The allocated expenses were $447,382 for the year ended December 31, 2009.

6. INCOME TAXES

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes." Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by FASB ASC Topic 740. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the realizability of such amounts.

6. INCOME TAXES (CONTINUED)

The Company is included in the consolidated tax return of the Parent and certain affiliates for state and federal income tax reporting. The method of allocation of the total combined income tax between the companies is subject to a written agreement, approved by the Board of Directors. Allocation is based upon separate return calculations with current credit for losses that were utilized by the consolidated group. Intercompany tax balances are settled on a quarterly basis within 30 days following a federal or state tax payment.

Certain provisions of FASB ASC Topic 740 prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return, and policies on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The liability for unrecognized tax benefits ("**UTBs**") related to permanent tax adjustments, exclusive of interest, was $954,733 at December 31, 2009.

A reconciliation of the beginning and ending amount of UTBs is as follows:

Balance at January 1, 2009	$	954,733
Gross increases related to tax positions in prior years		514,087
Balance at December 31, 2009	$	1,468,820

The Company recognizes interest and penalties accrued related to UTBs in other operating expenses. During the year ended December 31, 2009, the Company recognized $76,238 in gross interest related to UTBs. The Company has not accrued any penalties. The total accrued interest relating to UTBs as of December 31, 2009 is $360,086.

The Internal Revenue Service ("**IRS**") is currently auditing the 2005 and 2006 tax years for the consolidated return and the 2001 through 2004 tax years for the consolidated return are in the appeals process with the IRS. While the final outcome of the ongoing tax examination is not yet determinable, the Company does not believe that any adjustments would be material to its financial position. Tax years prior to 2001 are closed to examination and audit adjustment under the applicable statute of limitations.

A summary of the components of income tax benefit in the statements of operations for the year ended December 31 is as follows:

	2009
Current benefit:	
Federal	$ 13,305,056
State	3,438,259
Total current benefit	16,743,315
Deferred benefit:	
Federal	734,379
State	106,123
Total deferred benefit	840,502
Total income tax benefit	$ 17,583,817

6. INCOME TAXES (CONTINUED)

Federal income taxes attributable to the Company's operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate at 35%. The Company's effective rate differed from the federal income tax rate as follows:

		2009
Expected income tax benefit at U.S. statutory rate	$	15,903,856
Permanent adjustments:		
Nondeductible expenses		(609,923)
State tax benefit (net of federal impact)		2,303,849
Provision to return adjustment and other		(13,965)
Total income tax benefit	$	17,583,817

The deferred income tax asset represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes, as well as the impact of UTBs. The components of the Company's deferred tax asset as of December 31 were as follows:

		2009
Deferred tax asset:		
UTB accrual	$	669,309
Stock options		147,121
Fixed asset depreciation		81,154
Other		19,379
Total deferred tax asset	$	916,963

7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2009 was $8,104,381 which was greater than the required net capital of $884,002 by $7,220,379. The ratio of aggregate indebtedness to net capital was 1.64 to 1.

During 2009, the Company received capital contributions from the Parent of $30,000,000.

8. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are properly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

9. SUBSEQUENT EVENTS

Events that have occurred subsequent to December 31, 2009 have been evaluated by the Company's management in accordance with FASB ASC Topic 855 through February 25, 2010

On February 18, 2010, the Company issued 1 share of common stock to its Parent for $16 million.

* * * * * *

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2009

		2009
CAPITAL:		
Stockholder's equity	$	15,398,220
DEDUCTIONS — Nonallowable assets:		
Receivable from affiliates		892,571
State taxes receivable - Affiliate		1,685,826
Deferred federal tax asset - Affiliate		796,069
Deferred state tax asset - Affiliate		120,894
Accounts receivable		9,000
Prepaid expenses		622,255
Note receivable, net		472,677
Intangible asset		428,994
Office furniture and equipment, net		1,831,096
Total deductions		6,859,382
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		8,538,838
HAIRCUTS ON SECURITIES POSITIONS		(434,457)
NET CAPITAL	$	8,104,381
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	13,260,028
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER-DEALER (The greater of 6-2/3% of aggregate indebtedness, or $5,000)	$	884,002
EXCESS NET CAPITAL	$	7,220,379
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.64-1

NOTE: There were no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of December 31, 2009, filed on February 3, 2010.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

February 25, 2010

Sun Life Financial Distributors, Inc.
One Sun Life Executive Park
Wellesley Hills, MA 02481-5699

In planning and performing our audit of the financial statements of Sun Life Financial Distributors, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc.) as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on these financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(SEC I.D. No. 16198)

(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2009 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT